SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of <u>October</u>, 2006

EuroZinc Mining Corporation
(Translation of registrant's name into English)

000-30478
(Commission File Number)

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation
(Registrant)

Date: November 10, 2006   By: /s/ Ron A. Ewing
                                  Name: Ron A. Ewing
                                  Title: Executive Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated October 19, 2006
99.2	News Release dated October 26, 2006
99.3	News Release dated October 31, 2006